

January 3, 2022

Jennifer R. Kneale
Chief Financial Officer
Targa Resources Corp.
811 Louisiana St., Suite 2100
Houston, Texas 77002

> **Re: Targa Resources Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2020**
> **File No. 001-34991**

Dear Ms. Kneale:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation